August 25, 2010

Ms. Pamela Long

Assistant Director

Division of Corporation Finance

Securities Exchange Commission

100 F Street, N.W.

Washington D.C. 20549

Re:	Comment Letter dated August 5, 2010 relating to Registration Statement on Form 10 (the “Form 10”) of LyondellBasell Industries N.V. (the “Company”); File No. 001-34726

Dear Ms. Long:

In connection with the Commission’s review of the Form 10, we submit the following response to the comments included in your letter, which includes the original comments from your letter in bold italics followed by our responses.

Results of Operations – Three Months Ended March 31, 2010 versus Three Months Ended March 31, 2009, page 68

Reorganization Items, page 69

1.	Please provide us with a list of the credit adjustments totaling $321 million in the reorganization items line. For each adjustment, provide us with an explanation of the nature and timing of the original charge and the basis for the timing and amount of the reversal.

The credit adjustments included in reorganization items for the quarter ended March 31, 2010 generally related to reversals that were deemed necessary as more information became available during the bankruptcy proceedings. The $321 million consisted of the following items:

•

A $136 million adjustment to reduce an accrual recorded in December 2009 for environmental remediation liabilities. The adjustment was made in March 2010 based on information that became available during the bankruptcy proceedings as LyondellBasell Industries AF S.C.A. negotiated claims with the U.S. government and other interested parties for those liabilities.

•	A $75 million reversal in March 2010 of a prepetition accrual for certain tax sharing agreements for which no claims were filed in the bankruptcy proceedings.

Ms. Pamela Long

Securities and Exchange Commission

August 25, 2010

•	A $58 million reversal of certain accruals related to accounts payable and mechanics liens that were recorded in 2009. The 2009 accruals were based on management’s best estimate at that time.

•	A $27 million adjustment related to prepetition amounts owed to ConocoPhillips that were forgiven pursuant an agreement between the parties approved by the bankruptcy court in April 2010.

•

Adjustments of prepetition accruals totaling $25 million in the first quarter 2010, including (i) $10 million related to tax accruals that were included in other claims; (ii) $8 million for shares of Lyondell Chemical Company common stock that were not tendered at the time of its acquisition by LyondellBasell Industries AF S.C.A. in December 2007; and (iii) $6 million related to miscellaneous accruals for which no claims were filed in the bankruptcy proceedings.

Liquidity and Capital Resources, page 87

2.	We note your response to prior comment 9 which discusses a performance guarantee of one of your wholly-owned subs. To the extent you or any of your subsidiaries have exposure under performance guarantees by contractual joint ventures, tell us and disclose your maximum exposure under these performance guarantees. Additionally, please revise disclosure to discuss any other guarantees you have made, such as loan guarantees and the fair value of those guarantees, if any.

The Company generally does not have exposure for performance or other guarantees other than those that are consolidated in its financial statements because the guaranteed commitments and obligations are of subsidiaries, not third parties. One of the Company’s subsidiaries has guaranteed an extension of credit to a joint venture of which it is a party; the subsidiary’s proportional share of the principal amount of the loan is approximately $5 million. Given the immaterial nature of the single third party guarantee, the Company does not believe that additional disclosures are required.

Note 25 – Commitments and Contingencies, page F-77

3.	In response to prior comment 10, you revised the disclosure about environmental remediation to state, “In the opinion of management, there is no material, estimable reasonably possible loss in excess of the liabilities recorded for environmental remediation.” Please revise to clarify whether there is a reasonable possibility that an additional material loss may have been incurred. If there is a reasonable possibility, include an estimate of the possible additional loss or range of loss or a statement that such an estimate cannot be made.

Ms. Pamela Long

Securities and Exchange Commission

August 25, 2010

The Company has revised the disclosure to state that “In the opinion of management, there is no reasonable possibility of loss in excess of the liabilities recorded for environmental remediation that is currently estimable.”

Note 23 – Reorganization and Fresh Start Accounting Pro Forma Information, page F-161

4.	We note your response to prior comment 12 regarding the critical estimates and assumptions involved in your application of fresh start accounting. Please address the following:

•

We note your reference to the use of an independent expert on page F-161. We remind you that if you refer to experts in a filing under the Exchange Act you must name such experts. Also, please note for future reference that if you choose to refer to and identify the independent appraisal firm, you should also include the expert’s consent when the reference is included in a filing in the 1933 Act environment.

•	Please provide a discussion of the methods used to estimate the total reorganization enterprise value and the underlying assumptions.

•

Please expand your discussion of how you valued PP&E to describe how you combine or consider the results of your two approaches to arrive at your estimate of fair value. For example, disclose whether you average or otherwise mathematically combine the results of the two tests to arrive at your fair value estimate, or whether you take the lower result of the two tests, etc. Provide similar information for intangible assets that were valued using the cash flow and excess earnings methodologies.

The Company has included its second quarter 2010 financial statements in the Form 10, and believes the footnotes thereto address all of the Commission’s requested information. Specifically, the Company has deleted the reference to the independent expert in its disclosures and has discussed the methods used to estimate the total reorganization enterprise value and the underlying assumptions in Note 4 to the financial statements for the period ended June 30, 2010. Also included in Note 4 is a discussion of the valuation of PP&E which describes how the Company arrived at its estimate of fair value.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

Ms. Pamela Long

Securities and Exchange Commission

August 25, 2010

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to your comments. If you have any questions, please contact me at (713) 309-4953. The Company appreciates your attention to its filings.

Very truly yours,

/s/ Amanda K. Maki
Amanda K. Maki
Lead Counsel – Corporate & Securities